Jason W. Aiken
Senior Vice President and Chief Financial Officer

March 30, 2018

Ms. Jennifer Hardy
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    General Dynamics Corporation
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 12, 2018
File No. 001-03671

Via Overnight Delivery and EDGAR

Dear Ms. Hardy:

On behalf of General Dynamics Corporation, please note our response below to comments addressed in your letter dated March 12, 2018. As previously discussed with you, we have excluded any sales to the United States Government in our response.

SEC Comment

1.
In your letter to us dated June 5, 2015, you discussed contacts with Syria and Sudan. As you are aware, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. export controls. You do not provide disclosure about Syria or Sudan in your Form 10-K. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan since your 2015 letter, whether through subsidiaries, distributors, resellers, affiliates, or other direct or indirect arrangements. Please also discuss the materiality of any contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Address the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies with operations associated with U.S.-designated state sponsors of terrorism. Finally, tell us whether any contacts involve dual use products and, if so, the nature of the dual uses.

General Dynamics’ Response

We note preliminarily that the information contained in our June 5, 2015, letter represented information through May 28, 2015.

2941 Fairview Park Drive
Suite 100
Falls Church, VA 22042-4513
Tel:    703 876 3000
Fax:    703 876 3125

March 30, 2018

General Dynamics and its subsidiaries have not identified any contacts with Syria since May 28, 2015.

Additionally, the company and its subsidiaries have had extremely limited contacts with the Republic of Sudan (also known as North Sudan) since May 28, 2015. As described in prior letters, our Jet Aviation business is an aviation services provider headquartered and domiciled in Basel, Switzerland, with aircraft service centers in more than 20 locations worldwide and a global customer base. None of Jet Aviation’s facilities are located in Sudan. Among the services Jet Aviation provides for its business jet customers are fixed-based operation (or “FBO”) services for aircraft owned by third parties (e.g., aircraft handling, line maintenance, refueling, passenger and crew transportation, catering, hotel accommodations, and immigration and customs services), and aircraft management and flight support services (e.g., overflight payments, landing fees and other airport fees).

Since May 28, 2015, non-U.S. affiliates of Jet Aviation have provided, consistent with applicable sanctions and export control regulations, a limited amount of aircraft management and flight support services outside the United States that resulted in payments to aviation authorities in Sudan for overflight, landing and/or navigation fees for customers’ aircraft flying over, or landing in, Sudan. Given the limited nature of the Jet Aviation activity involving Sudan, we do not believe it is material to our investors' understanding of General Dynamics' business. However, in response to the Staff's comment, we provide below a summary of these activities:

Aircraft Management and Flight Support Services. As part of its aircraft management services and its responsibility to ensure safe flights, Jet Aviation routinely makes payments to aviation authorities in countries for overflight payments and fees associated with navigational assistance (e.g., flight planning and weather information). In addition, when landings occur within a country, Jet Aviation makes payments to the relevant aviation authority for fees associated with those landings (e.g., landing fees, handling fees and other airport fees). Since May 28, 2015, Jet Aviation’s non-U.S. affiliates have made, outside the United States, routine landing fee payments to Sudanese aviation authorities totaling less than $5,000. Non-U.S. affiliates of Jet Aviation also have made routine overflight and/or navigational payments totaling less than $38,000 to Sudanese aviation authorities.

Given the limited nature of these services and the immaterial monetary amounts involved, we do not believe that specific disclosure is warranted as we do not believe there are any material investment risks to the company’s shareholders for these activities, including any risks to the company’s reputation and share value.

March 30, 2018

We do not believe that the limited activities discussed in this letter, conducted in the normal course of our business, are sufficient to lead investors to conclude that we support U.S.-designated state sponsors of terrorism. We have not, to our knowledge, experienced any negative publicity or reputational damage associated with the activities described in this letter, nor do we believe that these limited activities, when viewed in the context of the company’s 2017 revenues of approximately $30.9 billion, would have any impact on the company’s share price. In addition, we employ robust programs to ensure compliance with applicable laws and regulations, including U.S. export control and sanctions laws and regulations. We do not believe that the activities described in this letter are either quantitatively or qualitatively material such that a reasonable investor would deem this information important in affecting the total mix of information available to investors.

We would welcome the opportunity to discuss these comments with you further. In the meantime, please do not hesitate to contact me with any questions about these matters.

Sincerely,

Jason W. Aiken
Senior Vice President and Chief Financial Officer

cc:	Beverly Singleton, United States Securities and Exchange Commission, Division of Corporation Finance